82-4888

WashTec AG

02 MAY 16 AM 10: 10

WashTec AG · Argonstraße 7 · D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.

Washington D. C. 20549

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 12.04.2002

02034080

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 11th of April 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

dlw 5/21

WashTec AG

WashTec AG · Argonstraße 7 · D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.

Washington D. C. 20549

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 12.04.2002

Dear Sirs,

enclosed you find a copy of our press release dated 11th of April 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec AG concludes framework agreement with ExxonMobil

Augsburg, April 11, 2002 – The framework agreement signed by the leading provider of cleaning systems for the transport sector, WashTec AG (security code number 750750), with ExxonMobil, the oil company, represents another milestone in the company's history. In a Europe-wide bid process, WashTec was selected as one of two potential suppliers of car washes for the oil group's European network of petrol stations.

The framework agreement has an initial term of three years with optional extension. According to WashTec, the agreement confirms the continuous high quality of the company's services and products. WashTec is particularly proud to have won this contract because the company has for the first time been selected as a potential Europe-wide Esso supplier. This framework agreement proves that a customer and service-oriented market presence and innovative products lead to success, said Wolfgang Decker, Board Chairman of WashTec AG.

About ExxonMobil:
ExxonMobil is one of the world's leading groups in the energy and oil sectors. The Group including its associated companies conducts business in over 200 countries and explores for oil and natural gas on six continents. ExxonMobil markets a broad range of petroleum products and fuels under the ExxonMobil, Esso and Mobil brands.

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

About WashTec:
WashTec AG is a leading manufacturer of cleaning systems for the transport sector. With its over 1,700 employees, the company produces, markets and services a complete range of washes for cars, commercial vehicles and trains. Service provided over its worldwide sales and service network range from maintenance to total facility management. Main customers include oil companies, supermarkets, transport companies and independent operators of car washes. WashTec has production sites in Germany, France, Canada and the USA as well as sales and service organizations in Europe, Australia, Asia and North America.

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec AG concludes framework agreement with ExxonMobil

Augsburg, April 11, 2002 – The framework agreement signed by the leading provider of cleaning systems for the transport sector, WashTec AG (security code number 750750), with ExxonMobil, the oil company, represents another milestone in the company's history. In a Europe-wide bid process, WashTec was selected as one of two potential suppliers of car washes for the oil group's European network of petrol stations.

The framework agreement has an initial term of three years with optional extension. According to WashTec, the agreement confirms the continuous high quality of the company's services and products. WashTec is particularly proud to have won this contract because the company has for the first time been selected as a potential Europe-wide Esso supplier. This framework agreement proves that a customer and service-oriented market presence and innovative products lead to success, said Wolfgang Decker, Board Chairman of WashTec AG.

About ExxonMobil:
ExxonMobil is one of the world's leading groups in the energy and oil sectors. The Group including its associated companies conducts business in over 200 countries and explores for oil and natural gas on six continents. ExxonMobil markets a broad range of petroleum products and fuels under the ExxonMobil, Esso and Mobil brands.

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

About WashTec:
WashTec AG is a leading manufacturer of cleaning systems for the transport sector. With its over 1,700 employees, the company produces, markets and services a complete range of washes for cars, commercial vehicles and trains. Service provided over its worldwide sales and service network range from maintenance to total facility management. Main customers include oil companies, supermarkets, transport companies and independent operators of car washes. WashTec has production sites in Germany, France, Canada and the USA as well as sales and service organizations in Europe, Australia, Asia and North America.